

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Quinn P. Fanning
Chief Financial Officer
Expro Group Holdings N.V.
1311 Broadfield Boulevard
Suite 400
Houston, TX 77084

> **Re: Expro Group Holdings N.V.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-36053**

Dear Quinn P. Fanning:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation